

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05049420

March 30, 2005

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/30/2005

Re: General Motors Corporation
Incoming letter dated February 7, 2005

Dear Ms. Larin:

This is in response to your letters dated February 7, 2005 and February 23, 2005 concerning the shareholder proposal submitted to GM by Mark Seidenberg. We also have received letters from the proponent dated February 11, 2005 and February 25, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
APR 1 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark Seidenberg
P.O. Box 6102
Woodland Hills, CA 91365



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on August 27, 2004 from Mark Seidenberg (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require the GM board of directors to publish an annual report to its stockholders that would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits of various degrees of global heating or cooling.

General Motors intends to omit the proposal under Rule 14a-8 (i)(7), on the grounds that it relates to ordinary business operations. If the proposal is not omitted, we intend to omit a portion of the supporting statement under Rule 14a-8(i)(3), on the grounds that it is false and misleading.

The proposal would require General Motors to provide detailed scientific data, prepared or chosen by GM personnel regarding the following topics:

1. The exact method of measuring reported or average temperatures, including precise location;
2. The effect of changes in the proportion of the atmosphere of certain gases, including nitrogen, oxygen, argon, and at least seven others identified in the proposal;
3. The effect of changes in radiation from the sun on global warming or cooling;
4. Estimates of annual production of carbon dioxide from at least eight specified natural events or human activities, including a separate figure for GM vehicles;
5. Estimates of annual absorption of carbon dioxide from the atmosphere by vegetation or dissolution into bodies of water; and
6. Global economic costs and benefits resulting from global warming or cooling at six levels of increase or decrease in temperature.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

In 2004, the Staff issued no-action letters for very similar proposals on the grounds that "the specific method of preparation and the specific information to be included in a highly detailed report" relates to ordinary business operations. Ford Motor Company (March 2, 2005); General Motors Corporation (April 7, 2004).

Some stockholder proposals that deal with global warming or cooling have, because they present a significant policy issue, not been considered excludable as ordinary business, see, e.g., Unocal Corporation (February 23, 2004); Valero Energy Corporation (February 6, 2004); Anadarko Petroleum Corporation (February 4, 2004). This does not mean, however, that any proposal that is related to a question of public interest, like global climate change, cannot also be related to ordinary business and omitted therefore under Rule 14a-8(i)(7). For example, proposals that required the board to issue a report disclosing the risks to the corporation of associated with certain emissions and the benefits of committing to reduce those emission were considered excludable under paragraph (i)(7), on the basis that "evaluation of risks and benefits" relates to ordinary business operations. See Xcel Energy Inc. (April 1, 2003); Cinergy Corp. (February 5, 2003). Similarly, proposals to require an insurance company to report its strategies to address the impact of climate change on its business were deemed to involve "evaluation of risks and benefits", which was related to ordinary business operations. See American International Group, Inc. (February 11, 2004); Chubb Corporation (January 25, 2004).

The current proposal, like the proposals that were treated as excludable in 2004, specifies in great detail the data that should be included in the proposed report, to the point of requiring information about how certain data was measured. Exchange Act Release No. 34-40018 (May 21, 1998) points out that the ordinary business exclusion recognizes that a proposal may be inappropriate because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment". The report that the proposal would require, specifically mandating detailed technical information, is the type of micro-management that is not suitable for action by the stockholders as a whole. In contrast, where the requested information is relevant to General Motors' operations, such as in item 4 above, determining and reporting that information is a routine part of ordinary business.

Therefore, we request confirmation that the proposal may be omitted under paragraph (i)(7) as relating to ordinary business. If the Staff does not agree, we intend to omit a false and misleading assertion in the supporting statement that is unfairly derogatory of General Motors' board of directors—"If the board opposes this resolution, the board does not want you to have such scientific report." The directors of GM may recommend that GM's stockholders vote against the proposal, not because they do not want stockholders to have this information, but because they believe that there are many more appropriate sources for this information and that the significant expenditure of GM's resources that would be required to produce such a report would not be in the best interest of the Corporation or its stockholders. Accordingly, unless this statement is deleted, the proposal may be excluded under Rule 14a-8(i)(3) as false and misleading. We note that the Staff found some basis for this position in 2004, General Motors Corporation (March 5, 2004), before taking the position described above upon reconsideration.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Mark Seidenberg

EXHIBIT A

to: A. Laura
c: S.A. Colby

RECEIVED

AUG 27 2004

OFFICE OF SECRETARY
DETROIT

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

August 24, 2004

Ms. Nancy E. Polis
Secretary of the Corporation
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Dear Ms. Polis:

As a stockowner, I am submitting the enclosed resolution on a scientific report on global warming/cooling for the 2005 annual meeting. It should thus be published in the proxy statement for that meeting.

I am the current owner of 60 shares of GM common stock and 2 shares of class H common, which I have owned continuously for several years, and I intend to own these shares through the upcoming 2005 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know GM management's position.

Sincerely,

Mark Seidenberg

Mark Seidenberg

Encl: Resolution for a Scientific Report on Global Warming/Cooling

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:

1. What Temperatures
For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling".

2. What Atmospheric Gases
The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by GM staff. Relevant ranges of percent increases/decreases shall be chosen by GM staff.

3. What Sun Effect
The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by GM staff.

4. What About Carbon Dioxide Production
Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by General Motors), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by GM staff.

5. What About Carbon Dioxide Absorption

Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by GM staff.

6. What Costs/Benefits

A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be chosen by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have this type of scientific report. Vote YES to be scientifically informed.

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

February 11, 2005

Office of Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D. C. 20549

Re: General Motors Corporation stockholder proposal

Dear Sirs:

This letter responds to a letter of February 7, 2005, from Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation, which indicates GM's intent to omit my proposal from the proxy materials for the 2005 annual meeting.

Her arguments are all misapplied, and I urge you not to allow the intended omission.

My proposal is one of unquestioned significant social policy. It in no way is "ordinary business". It does not seek to direct any business operations. It only requests a report of what GM is doing.

The categories are not micro-managing anything. As mentioned above, my proposal is not managing anything. It asks for a report on a significant social policy. In order to have a non-vague proposal, it is necessary to put forth reasonable specified categories of information for the report, such as the six unambiguous categories in my proposal. The purpose of the categories is to give the stockholders some explicit criteria upon which GM's management is relying on this significant social policy.

I purposely revised my proposal from last year to make sure that it does not imply that GM is mandated to "determine" any of the data by doing its own measurements other than what it is already doing, but rather to present such data that it already uses in "discussing" the subject within the corporation.

Ms. Larin's request about the supporting statement's language is based on a false premise. She says, "…there are many more appropriate sources for this information…." There are NO other sources for the stockholders to seek that would tell what information that GM uses in discussing the subjects of global warming/cooling within the corporation.

Again, please do not allow any of the intended omissions.

Sincerely,



Mark Seidenberg

Cc: Anne T. Larin Esq.



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 23, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to a letter dated February 11, 2005 by Mark Seidenberg to the SEC (Exhibit A) responding to GM's request for a no-action letter dated February 7, 2005, in regard to Mr. Seidenberg's stockholder proposal (Exhibit B). The proposal would require the GM board of directors to publish an annual report to its stockholders that would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits of various degrees of global heating or cooling.

As GM's earlier letter pointed out, the proposal is very similar to a proposal submitted by the same proponent last year (Exhibit C), on which the Staff took a no-action position under Rule 14a-8(i)(7) in General Motors Corporation (April 7, 2004). Mr. Seidenberg states in his February 11 letter, "I purposely revised my proposal from last year to make sure that it does not imply that GM is mandated to 'determine' any of the data by doing its own measurements other than what it is already doing, but rather to present such data that it already uses in 'discussing' the subject within the corporation."

Specifically, these are the changes between the proposal as submitted in 2005 and 2004 (differences highlighted):

- Final sentence in Item 1:

  This temperature measurement would be the one used **in discussing** "global warming" or "global cooling". (2005)

  This temperature measurement would be the one used **to determine** whether there is "global warming" or "global cooling". (2004)

- Final sentence in Item 2:

  Relevant ranges of percent increases/decreases shall be **chosen** by GM staff. (2005)

  Relevant ranges of percent increases/decreases shall be **determined** by GM staff. (2004)

- Final sentence in Item 3:

  The measurements shall be **chosen** by GM staff. (2005)

  The measurements shall be **determined** by GM staff. (2004)

- Final sentence in Item 6:

  The relevant costs and benefits would be **chosen** by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff. (2005)

  The relevant costs and benefits would be **determined** by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff. (2004)

As indicated in the portion of his letter quoted above, Mr. Seidenberg made these changes to clarify his intention that the proposal would require GM, not to conduct any additional measurements in addition to its present practice, but to report the data it already uses within the Corporation. (Apparently, GM personnel would be required to calculate the "scenarios of causes of the global warming/cooling" described in Item 6.)

In making these changes from his 2004 proposal, the proponent has not changed the aspects of the proposal that led the Staff to conclude that it "relat[ed] to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)." The 2005 proposal would require GM to select, compile, and report information that Mr. Seidenberg assumes is already used in "discussing" the subject, which would seem to be related even more closely to ordinary business operations than a requirement that GM conduct special research.

If GM intended to exclude the 2005 proposal as related to minimal operations and not otherwise significantly related to the company's business under Rule 14a-8(i)(5), the change between the proposal submitted in 2004 and 2005 might be relevant to the Staff's consideration this year. Since GM intends to exclude the present proposal as related to ordinary business under Rule 14a-

8(i)(7), the grounds on which the 2004 proposal was excluded, the change in wording, which explicitly refers to information already in use at the Corporation, should not affect the applicability of the no-action letter issued in 2004.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Mark Seidenberg

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

February 11, 2005

Office of Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D. C. 20549

Re: General Motors Corporation stockholder proposal

Dear Sirs:

This letter responds to a letter of February 7, 2005, from Anne T. Larin, Attorney and Assistant Secretary, General Motors Corporation, which indicates GM's intent to omit my proposal from the proxy materials for the 2005 annual meeting.

Her arguments are all misapplied, and I urge you not to allow the intended omission.

My proposal is one of unquestioned significant social policy. It in no way is "ordinary business". It does not seek to direct any business operations. It only requests a report of what GM is doing.

The categories are not micro-managing anything. As mentioned above, my proposal is not managing anything. It asks for a report on a significant social policy. In order to have a non-vague proposal, it is necessary to put forth reasonable specified categories of information for the report, such as the six unambiguous categories in my proposal. The purpose of the categories is to give the stockholders some explicit criteria upon which GM's management is relying on this significant social policy.

I purposely revised my proposal from last year to make sure that it does not imply that GM is mandated to "determine" any of the data by doing its own measurements other than what it is already doing, but rather to present such data that it already uses in "discussing" the subject within the corporation.

Ms. Larin's request about the supporting statement's language is based on a false premise. She says, "...there are many more appropriate sources for this information...." There are NO other sources for the stockholders to seek that would tell what information that GM uses in discussing the subjects of global warming/cooling within the corporation.

Again, please do not allow any of the intended omissions.

Sincerely,

Mark Seidenberg

Cc: Anne T. Larin Esq.



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 7, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing pursuant to paragraph (j) of Rule 14a-8 to omit the proposal received on August 27, 2004 from Mark Seidenberg (Exhibit A) from the General Motors Corporation proxy materials for the 2005 Annual Meeting of Stockholders. The proposal would require the GM board of directors to publish an annual report to its stockholders that would include detailed information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits of various degrees of global heating or cooling.

General Motors intends to omit the proposal under Rule 14a-8 (i)(7), on the grounds that it relates to ordinary business operations. If the proposal is not omitted, we intend to omit a portion of the supporting statement under Rule 14a-8(i)(3), on the grounds that it is false and misleading.

The proposal would require General Motors to provide detailed scientific data, prepared or chosen by GM personnel regarding the following topics:

1. The exact method of measuring reported or average temperatures, including precise location;
2. The effect of changes in the proportion of the atmosphere of certain gases, including nitrogen, oxygen, argon, and at least seven others identified in the proposal;
3. The effect of changes in radiation from the sun on global warming or cooling;
4. Estimates of annual production of carbon dioxide from at least eight specified natural events or human activities, including a separate figure for GM vehicles;
5. Estimates of annual absorption of carbon dioxide from the atmosphere by vegetation or dissolution into bodies of water; and
6. Global economic costs and benefits resulting from global warming or cooling at six levels of increase or decrease in temperature.

In 2004, the Staff issued no-action letters for very similar proposals on the grounds that "the specific method of preparation and the specific information to be included in a highly detailed report" relates to ordinary business operations. Ford Motor Company (March 2, 2005); General Motors Corporation (April 7, 2004).

Some stockholder proposals that deal with global warming or cooling have, because they present a significant policy issue, not been considered excludable as ordinary business, see, e.g., Unocal Corporation (February 23, 2004); Valero Energy Corporation (February 6, 2004); Anadarko Petroleum Corporation (February 4, 2004). This does not mean, however, that any proposal that is related to a question of public interest, like global climate change, cannot also be related to ordinary business and omitted therefore under Rule 14a-8(i)(7). For example, proposals that required the board to issue a report disclosing the risks to the corporation of associated with certain emissions and the benefits of committing to reduce those emission were considered excludable under paragraph (i)(7), on the basis that "evaluation of risks and benefits" relates to ordinary business operations. See Xcel Energy Inc. (April 1, 2003); Cinergy Corp. (February 5, 2003). Similarly, proposals to require an insurance company to report its strategies to address the impact of climate change on its business were deemed to involve "evaluation of risks and benefits", which was related to ordinary business operations. See American International Group, Inc. (February 11, 2004); Chubb Corporation (January 25, 2004).

The current proposal, like the proposals that were treated as excludable in 2004, specifies in great detail the data that should be included in the proposed report, to the point of requiring information about how certain data was measured. Exchange Act Release No. 34-40018 (May 21, 1998) points out that the ordinary business exclusion recognizes that a proposal may be inappropriate because it "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment". The report that the proposal would require, specifically mandating detailed technical information, is the type of micro-management that is not suitable for action by the stockholders as a whole. In contrast, where the requested information is relevant to General Motors' operations, such as in item 4 above, determining and reporting that information is a routine part of ordinary business.

Therefore, we request confirmation that the proposal may be omitted under paragraph (i)(7) as relating to ordinary business. If the Staff does not agree, we intend to omit a false and misleading assertion in the supporting statement that is unfairly derogatory of General Motors' board of directors—"If the board opposes this resolution, the board does not want you to have such scientific report." The directors of GM may recommend that GM's stockholders vote against the proposal, not because they do not want stockholders to have this information, but because they believe that there are many more appropriate sources for this information and that the significant expenditure of GM's resources that would be required to produce such a report would not be in the best interest of the Corporation or its stockholders. Accordingly, unless this statement is deleted, the proposal may be excluded under Rule 14a-8(i)(3) as false and misleading. We note that the Staff found some basis for this position in 2004, General Motors Corporation (March 5, 2004), before taking the position described above upon reconsideration.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2005 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Mark Seidenberg

EXHIBIT C

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:

1. <u>What Temperatures</u>
For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling".

2. <u>What Atmospheric Gases</u>
The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by GM staff. Relevant ranges of percent increases/decreases shall be chosen by GM staff.

3. <u>What Sun Effect</u>
The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by GM staff.

4. <u>What About Carbon Dioxide Production</u>
Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by General Motors), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by GM staff.

5. What About Carbon Dioxide Absorption
Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by GM staff.

6. What Costs/Benefits
A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be chosen by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have this type of scientific report. Vote YES to be scientifically informed.

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

February 25, 2005

Office of Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue NW
Washington, D. C. 20549

Re: General Motors Corporation stockowner proposal

Dear Ladies and Gentlemen:

This letter responds to the letter of February 23, 2005, from Ms. Anne T. Larin, which elaborates on General Motor's intention to omit my proposal from the proxy materials for the 2005 annual meeting.

Ms. Larin gave a good analysis of the changes in my proposal from 2004 so as to make clear that the requested report to the stockowners does not require GM to determine any of the data that it ALREADY USES in discussing global warming/cooling. We stockowners just want to know what data GM is already using in making business decisions, issuing public pronouncements, publishing social responsibility reports, and lobbying legislation about global warming/cooling. GM cannot pretend it does not possess such relevant data. Otherwise it would be saying that its numerous decisions and pronouncements are NOT based on relevant data and do not represent due diligence.

This report is not micro-managing anything. It does not require or suggest any change in business operations. GM already makes reports and pronouncements on global warming/cooling. We think the stockowners ought to know what basis is behind this significant social/business policy.

As for item number 6, Ms. Larin mischaracterizes the language. It would not require to "calculate the 'scenarios of causes...'" Rather, it talks about calculating the "relevant costs and benefits". If the SEC has a problem with Item 6, I am willing to delete it.

Please don't allow any omission.

Sincerely,



Mark Seidenberg

Cc: Anne T. Larin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 30, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2005

The proposal recommends that the board publish annually a report to the stockholders entitled "Scientific Report on Global Warming/Cooling" that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling.

There appears to be some basis for your view that GM may exclude the proposal under rule 14a-8(i)(7), as relating to GM's ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report). Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GM relies.

Sincerely,



Sukjoon Richard Lee
Attorney-Advisor